UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 27, 2012 by FSI International, Inc. (“FSI”). The Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation, and indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation, to purchase all of FSI’s outstanding shares of common stock, no par value, at a purchase price of $6.20 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following as the last two sentences of the subsection entitled “Antitrust Laws – Foreign Antitrust Laws – German Antitrust Laws”:

“On September 3, 2012, the FCO cleared the concentration and confirmed that the Offer does not satisfy the criteria for prohibition under German law and may be consummated. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(1)(J) Offer to Purchase, dated August 27, 2012, as amended September 4, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission by TEL and Purchaser on August 27, 2012 and as amended by Amendment No. 2 filed with the Securities and Exchange Commission by TEL and Purchaser on September 4, 2012)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Benno G. Sand
Name: Benno G. Sand Title: Executive Vice President Date: September 4, 2012